HIGGINS CAPITAL MANAGEMENT, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2025

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-48921

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Higgins Capital Management, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2223 Avenida De La Playa, Suite 210
(No. and Street)

La Jolla (City) California (State) 92037-3218 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Deborah M. Higgins (Name) (800) 716-6510 (Area Code – Telephone Number) debbie@higginscapital.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Dylan Floyd Accounting & Consulting
(Name – if individual, state last, first, and middle name)

20909 Judah Lane (Address) Los Angeles (City) California (State) 91321 (Zip Code)

March 1, 2016 (Date of Registration with PCAOB)(if applicable) 6235 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Deborah M. Higgins_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Higgins Capital Management, Inc._____, as of _____ _December 31_, _2025_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Deborah M. ↳_____

Title:
President_____

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HIGGINS CAPITAL MANAGEMENT, INC.
TABLE OF CONTENTS

HIGGINS CAPITAL MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash	$	87,493
Cash at clearing organization		722
Investment in securities		105,495
Due from broker		21,958
Deposits at clearing organization		50,000
Prepaid expense		1,885
Operating lease right-of-use asset		36,652
Total Assets	$	304,205

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable	$	9,261
Operating lease liability		37,577
Total Liabilities		46,838

Stockholders' Equity

Common stock stated at $1 per share;		
authorized 1,000,000 shares; issued and outstanding 10,000 shares		27,875
Retained earnings		229,492
Total Stockholders' Equity		257,367
Total Liabilities and Stockholders' Equity	$	304,205

The accompanying notes are an integral part of these financial statements.

HIGGINS CAPITAL MANAGEMENT, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2025

Revenue

Commissions and fees	$	347,722
Interest income		98
Realized and unrealized gains, net		35,834
Total Revenue		383,654

Operating Expenses

Compensation and benefits	81,708
Communication and data	64,403
Rent	41,723
Clearing fees and other trading charges	35,423
Professional fees	18,140
Regulatory fees	10,799
Other operating expenses	74,110
Total Operating Expenses	326,306

Income before tax		57,348
Tax provision		10,895
Net Income	$	46,453

The accompanying notes are an integral part of these financial statements.

3

HIGGINS CAPITAL MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

	Common Stock		Additional Paid in Capital		Retained Earnings		Total	
Stockholders' equity as of December 31, 2024	$	27,875	$	-	$	183,039	$	210,914
Net income						46,453		46,453
Stockholders' equity as of December 31, 2025	$	27,875	$	-	$	229,492	$	257,367

The accompanying notes are an integral part of these financial statements.

HIGGINS CAPITAL MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

Cash Flows from Operating Activities		
Net income	$	46,453
Adjustments to reconcile net income		
to net cash used in operating activities:		
Realized and unrealized gains, net		(78,970)
Amortization of operating right-of-use asset		27,700
(Increase) decrease in:		
Due from broker		12,690
Increase (decrease) in:		
Accounts payable		2,103
Operating lease liability		(27,496)
Net Cash Used in Operating Activities		(17,520)
Net Decrease in Cash		(17,520)
Cash at beginning of year		155,735
Cash at End of Year	$	138,215
Supplemental Cash Disclosures		
Taxes paid	$	10,895

The accompanying notes are an integral part of these financial statements.

1. **Organization**

Higgins Capital Management, Inc., (the Company), is a registered broker dealer incorporated under the laws of the State of California maintaining its principal office in La Jolla, California. The Company operates as a registered broker dealer in securities under the provisions of the Securities and Exchange Act of 1934. The Company acts as an introducing broker dealer and clears transactions with and for customers on a fully disclosed basis through a clearing broker dealer. The Company's business consists of the retail of corporate debt and equity securities, United States government securities, municipal securities and investment advisory services. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. **Significant Accounting Policies**

Single Reportable Segment
The Company is engaged in a single line of business as a securities broker-dealer which is comprised of investment and municipal advisory services described in Note 7. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 8), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to maintain profits or modify officer compensation. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the policies listed below.

Basis of Accounting
The financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and may have impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair value of all reported assets and liabilities that represent financial instruments approximate the carrying value of such amount.

Cash and Cash Equivalents
The Company considers all highly liquid instruments with a maturity of three months or less from the date of purchase, other than those held for sale in the ordinary course of business, to be cash equivalents. There were no cash equivalents as of December 31, 2025.

Commissions Receivable
Accounts receivable represents commissions due to the Company from the sale of securities. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments - Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financials assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

2. **Significant Accounting Policies** *(continued)*

Commissions Receivable (continued)
The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis, the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported as bad debt expense on the Statement of Income. Per management's analysis, no allowance for doubtful accounts was considered necessary as of December 31, 2025.

Revenue Recognition
Revenue is earned through services related to brokerage and management. Brokerage commissions and related clearing and floor brokerage expenses are recorded at a point in time on either the trade or settlement date basis, which are not materially different. Mutual fund fees and mutual fund trails are recognized upon the settlement date of the related transaction which is not materially different than trade date. Management fees are received at the beginning of each quarter and the performance obligation is considered met by the end of each quarter.

Leases
At inception, the Company determines if an agreement constitutes a lease and, if so, whether the lease is an operating or finance lease. Leases that have terms of one year or less are deemed short term and are expensed on a straight-line basis over the term of the lease. Operating leases that exceed one year are included in operating lease right-of-use ("ROU") assets and operating lease liabilities on the Statement of Financial Condition. Finance leases that exceed one year are included in property and equipment and other liabilities on the Statement of Financial Condition. For the year ended December 31, 2025, the Company had one long term operating lease.

Income Taxes
Income taxes provide for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are not significant for the Company.

The Company evaluates its tax positions for any potential uncertain tax positions. If applicable, the Company accrues for those positions identified which are not deemed more likely than not to be sustained if challenged and recognizes interest and penalties on any unrecognized tax benefits as a component of the provision for the income taxes. As of December 31, 2025, there are no uncertain tax positions.

For the year ended December 31, 2025, the provision for income taxes shown consists of the Company's share of state income taxes of $3,886 and federal income taxes of $7,009. The Company is no longer subject to federal and state income tax examinations by tax authorities for years before 2021 and 2020, respectively.

3. **Deposits with Clearing Organizations**

The Company's clearing broker, RBC Correspondent Services ("RBC"), requires the Company maintain a minimum of $50,000 in cash deposits.

4. Cash

For the purpose of preparing the statement of cash flows, cash consists of the following:

	December 31, 2025
Cash	$ 87,493
Cash at clearing organization	722
Deposits with clearing organization	50,000
Total cash shown in the Statement of Cash Flows	$ 138,215

5. Fair Value Measurements

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level l measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 — Unobservable inputs for the asset or liability.

Determination of Fair Value
Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

As of December 31, 2025, the Company’s assets measured at fair value on a recurring basis consist of the following:

	Level 1	Level 2	Level 3	Total
Assets at fair value:				
Exchange traded fund	$105,495	-	-	$105,495

6. **Lease**

Operating lease ROU assets represent the Company's right to use an underlying asset for the lease term. Lease liabilities represent the Company's obligation to make lease payments arising from the operating lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Payments made for lease incentives are excluded. Since the Company's lease does not provide an implicit rate, the Company's uses the incremental borrowing rate. The incremental borrowing rate is based on the estimated rate of interest for a collateralized borrowing over a similar term of the lease payments at commencement date. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. As of December 31, 2025, no such option to extend existed. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company has a lease agreement with lease and non-lease components. Such non-lease components are accounted for separately.

On February 11, 1999, the Company entered into a lease for office space in La Jolla, California that commenced on April 1, 1999. On February 12, 2025, the lease was amended to extend the lease term thirty-six months to expire on March 31, 2027. Therefore, the Company remeasured its ROU liability as of March 1, 2025. For the year ended December 31, 2025, information pertaining to the operating lease was as follows:

Supplemental Information

Operating Lease ROU Asset

ROU asset on January 1, 2025	$ 64,352
Amortization of ROU asset	(27,700)
ROU asset as of December 31, 2025	$ 36,652
Total operating lease cost included in rent on the Statement of Income	$ 30,209
Payments made on operating lease liability	$ 30,004
Remaining lease term	15 months
Discount rate	5.0%

Maturity of Operating Lease Liability

2026	$ 30,904
2027	7,783
Less discount	(1,110)
Total operating lease liability	$ 37,577

7. Revenue from Customers

In accordance with ASU 2014-09, an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The following provides detailed information on the recognition of revenues:

Commissions, Mutual Fund Fees, Mutual Fund Trails, and Fees from Trading ("Fees")
The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive Fees paid by the fund up front, over time, upon the investor's exit from the fund, or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

In accordance with ASU 2014-09, an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The following provides detailed information on the recognition of revenues:

Disaggregation of Revenue
The following table presents the Company's revenue from customers by business activity and other sources of revenue for the year ended December 31, 2025:

	Institutional Investors	Private Client	Other	Total
Revenue from customers:				
Commissions	$ 264,084	$ 8,592	$ -	$ 272,676
Management fees	-	73,666	-	73,666
Mutual fund trails	-	180	-	180
Consulting	1,200	-	-	1,200
Total revenue from customers	$ 265,284	$ 82,438	$ -	$ 347,722
Other source of revenue:				
Interest income	-	-	98	98
Total other source of revenue	-	-	98	98
Total revenue	$ 265,284	$ 82,438	$ 98	$ 347,820

Contract Balances
Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of payments. A receivable is recognized when a performance obligation is met prior to receiving payment. At January 1, 2025 and December 31, 2025, receivables related to revenue from RBC and were $34,648 and $21,958, respectively. There was no significant impairment related to these receivables during the year ended December 31, 2025.

7. **Revenue from Customers** *(continued)*

Contract Balances (continued)

Alternatively, fees received prior to the completion of the performance obligation would be recorded as deferred revenue on the Statement of Financial Condition until such time when the performance obligation is met. Since the Company does not collect any fees in advance at quarter end, there is no deferred revenue as of January 1, 2025 and December 31, 2025.

Customer Costs

Expenses associated with the Company's revenue streams are recognized as incurred as related performance obligations are satisfied over time.

8. **Net Capital Requirements**

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2025, the Company's net capital was $243,490, which exceeded the requirement by $238,490. At December 31, 2025, the Company's net capital ratio computed in accordance with Rule 15c3-1(d) was 4.18%.

9. **Financial Instruments with Off-Balance-Sheet Credit Risk**

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis. In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation. The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

10. **Subsequent Events**

The Company has evaluated subsequent events through the date of the Report of the Independent Registered Public Accounting Firm which is also the date the financial statements were issued.

SUPPORTING SCHEDULES

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT

HIGGINS CAPITAL MANAGEMENT, INC.
SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2025

Net capital		
Total stockholders' equity	$	257,367
Less: Non-allowable assets		
Prepaid expense		1,885
Net capital before haircut	$	255,482
Haircut on investment in securities		11,992
Net capital	$	243,490
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $10,186 or $5,000, whichever is greater		5,000
Excess Net Capital	$	238,490

RECONCILIATION WITH COMPANY'S NET CAPITAL COMPUTATION
INCLUDED IN PART II OF FORM X-17A-5
AS OF DECEMBER 31, 2025

There were no material differences between the Computation of Net Capital included in this report and the corresponding schedule included in the Company's audited December 31, 2025 Part IIA FOCUS filing.

HIGGINS CAPITAL MANAGEMENT, INC.
SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2025

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii).

In addition, the Company provides investment and municipal advisory services that are not based upon section (k)(2)(ii). The Company does not accept customer funds or securities and does not have possession of any customer funds or securities in connnection with these activities. Therefore, in reliance on Footnote 74 to SEC Release 34-70073 and, as discussed in Q & A 8 of the related FAQ issued by SEC staff, the Company does not claim an exemption from SEA Rule 15c3-3 as it does not effect transactions for anyone defined as a customer under Rule 15c3-3 and there are no items to report under the requirement of this Rule.



HIGGINS CAPITAL MANAGEMENT, INC.

We Quarterback Money®

SEA RULE 15c3-3 EXEMPTION REPORT

Higgins Capital Management, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to investment advisory fees and municipal advisory fees, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

I, Deborah M. Higgins, President of the "Company", affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Deborah M. Higgins
President

February 23, 2026